SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Fusion-io, Inc.

(Name of Subject Company)

Fusion-io, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Shane V Robison

Chief Executive Officer

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

(801) 424-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Larry W. Sonsini, Esq.
Robert G. Day
Michael S. Ringler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014, as amended by Amendment No. 1 filed on July 8, 2014, Amendment No. 2 filed on July 11, 2014 and Amendment No. 3 filed on July 16, 2014 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Fusion-io, Inc., a Delaware corporation (“Fusion-io”), relating to the offer (the “Offer”) by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation (“SanDisk”), as set forth in a Tender Offer Statement filed by SanDisk and Purchaser on Schedule TO, dated June 24, 2014, as amended by Amendment No. 1 filed on July 11, 2014, by Amendment No. 2 filed on July 16, 2014, by Amendment No. 3 filed on July 17, 2014 and by Amendment No. 4 filed on July 23, 2014 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.0002 per share (the “Shares”) of Fusion-io, at a purchase price of $11.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by including the following new subsection at the end thereof:

Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of the day on July 22, 2014.  SanDisk announced that, as of the expiration of the Offer, a total of 66,901,782 Shares, representing approximately 61.02% of the outstanding Shares at such time, had been validly tendered into and not properly withdrawn pursuant to the Offer. In addition, American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised that it received commitments to tender to Merger Sub 6,879,953 additional shares under the guaranteed delivery procedures in the Offer prior to the expiration of the initial offering period representing approximately 6.27% of the outstanding Shares.  Following the expiration of the Offer, on July 23, 2014, Merger Sub accepted for payment all Shares that were validly tendered in, and not withdrawn from, the Offer according to the terms and conditions of the Offer.

On July 23, 2014, SanDisk consummated the Merger pursuant to the terms of the Acquisition Agreement and in accordance with Section 251(h) of the DGCL.  Fusion-io’s common stock will no longer be listed on the New York Stock Exchange, and will be deregistered under the Exchange Act, and Fusion-io will no longer file periodic reports with the SEC on account of the Fusion-io common stock.

On July 23, 2014, SanDisk issued a press release announcing the expiration and results of the Offer and the consummation of the Merger.  A copy of the press release is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.

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Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(L)	Press Release issued by SanDisk Corporation on July 23, 2014 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO/A filed with the SEC by SanDisk Corporation on July 23, 2014).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUSION-IO, INC.

By:	/s/ Shane V Robison
Name: Shane V Robison
Title: Chief Executive Officer

Dated: July 23, 2014

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